Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

July 1, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Strategic Trust (the “Trust”)
Registration Statements on Forms N-14
(File Nos. 333-211703 & 333-21683)
Ms. Sabo:
On behalf of the Trust, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Western & Southern Financial Group on June 22, 2016 with respect to the Trust’s Registration Statements on Forms N-14 filed with the Commission on May 27, 2016 in connection with the following proposed reorganizations (the “Reorganizations”) of:
(1) DSM Large Cap Growth Fund, a series of Professionally Managed Portfolios, into Touchstone Large Company Growth Fund, a series of the Trust (this Registration Statement is referred to herein as the “Large Cap Registration Statement”); and
(2) DSM Global Growth Fund and DSM Global Growth & Income Fund, each a series of Professionally Managed Portfolios, into Touchstone Global Growth Fund, a series of the Trust (this Registration Statement is referred to herein as the “Global Growth Registration Statement”).
Any terms not defined herein have the same meanings as given in the Registration Statements. For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response. As many of the comments apply to both Registration Statements, we have combined the response into a single letter.
General
1.     Please provide a “Tandy Letter” along with your response to comments of the Staff.
Response: Attached as Exhibit A to this letter is the “Tandy Letter” with respect to each Registration Statement signed by an officer of the Trust.
2.     Please confirm that any blank or bracketed information in the Registration Statements will be finalized.

Response: The Trust confirms that it will finalize all blank or bracketed information in the pre-effective amendments to the Registration Statements that will be filed with the Commission on or about July 5, 2016.

3.     Please define each capitalized term in the Registration Statements or cross-reference Article XI of the Forms of Agreement and Plans of Reorganization included in each Registration Statement.

Response: The Trust has made the requested revisions.

4.     Please review and make changes as necessary to ensure that terms and concepts are used consistently throughout the Registration Statements. (For example, please be consistent in the Registration Statements with respect to whether shareholders will vote to approve the Reorganizations or the Plans.)

Response: The Trust has made the requested revisions.

Shareholder Letter

5.     In the Global Growth Registration Statement, please confirm that the Acquiring Fund will have the same portfolio manager as the DSM Funds being acquired. The current language states that the Acquiring Fund is “expected to have” the same portfolio manager.

Response: The Trust confirms that the Acquiring Fund will have the same portfolio manager as the DSM Funds being acquired and has revised the language accordingly.

6.     In the Large Cap Registration Statement, add “and other closing conditions are satisfied or waived” after the phrase “If the DSM Fund’s shareholders vote to approve the Reorganization,” in order to be consistent with the language in the Global Growth Registration Statement.

Response: The Trust has made the requested revisions.

Questions & Answers

7.     If applicable, add similar language to the Large Cap Registration Statement that appears in the Global Growth Registration Statement with respect to distribution of net investment income and net capital gains prior to the Reorganization.

Response: This language does not apply to the Reorganization of the DSM Large Cap Growth Fund. For federal income tax purposes, the Acquiring Fund in that Reorganization is a continuation of the predecessor fund. Accordingly, its tax year does not end as of the closing date and there is no final distribution of income and capital gains in connection with that Reorganization.

8.     Please advise supplementally if the Large Cap Reorganization is contingent upon the Global Growth Reorganization. If so, please add language to the Large Cap Registration Statement discussing the contingency.

Response: The Large Cap Reorganization is not contingent upon any other Reorganization.

Proxy Statement/Prospectus
9.    In both Registration Statements, please confirm that Item 9(b) of Form N-1A, Instruction 7, has been fully addressed.
Response: The Trust has revised the Registration Statements to be fully responsive to Item 9(b).
10.     With respect to both Registration Statements, please explain supplementally whether there is a difference in the valuation policies of the DSM Funds and the Acquiring Funds that would result in different valuations at the time of the Closings. If so, please describe the procedures to resolve those differences.
Response: The Target Funds and Acquiring Fund are part of different fund complexes. Accordingly, there are some differences in the valuation policies of the Funds; however, the parties do not believe that such differences are material particularly in light of the Target Funds’ holdings, which are comprised of publicly traded equity securities. In the event that a material discrepancy does arise, the Agreements and Plans of Reorganization merely provide that such differences must be resolved to the satisfaction of each party as a condition to closing.

11.     In the “Information About the Reorganization - Material Federal Income Tax Consequences” section of the Large Cap Registration Statement, please discuss the distribution of net investment income and net capital gains prior to the Reorganization, if applicable.
Response: Such disclosure does not apply. Please see the response to Question 7 above.
12.     In the "Table of Contents" of the Global Growth Registration Statement, please change “Investment Goal” to “Investment Objectives.”
Response: The Trust has made the requested revision.
13.    In the “Summary - Background” section of the Large Cap Registration Statement, please add the following language after “the Acquiring Fund will assume all of the liabilities of the DSM Fund” in order to be consistent with language found elsewhere in the Registration Statement: “(other than any liabilities or penalties incurred in connection with the termination of certain contracts of the DSM Fund not being assumed by the Acquiring Fund)”.
Response: The Trust has made the requested revision.
14.     In the “Summary - Background” section of the Large Cap Registration Statement, please add a third paragraph similar to the one that appears in the Global Growth Registration Statement discussing the holdings of the DSM Large Cap Growth Fund by the principals, employees and related persons of DSM, if applicable.
Response: Exhibit C includes the disclosure required by Form N-14 with respect to officers and directors of the Funds, as well as 5% owners. The Trust believes that additional disclosure beyond what the Form requires is warranted in the Global Growth Registration Statement in light of the significant ownership of Fund shares by principals, employees and related persons of DSM. These additional considerations are not present with respect to the DSM Large Cap Growth Fund.
15.     In both Registration Statements, on page 1, consider renaming “What are the reasons for the Reorganization?” to “What are the considerations for the Reorganization?” or revise the sections to specify the reason for the Reorganizations.
Response: The Trust has made the requested revision.
16.     In both Registration Statements, please confirm that the disclosure takes into account board considerations that were not in favor of the Reorganization, such as repositioning costs, if any.
Response: The Target Funds have advised the Trust that the section captioned “Board Approval of the Reorganizations” includes a discussion of all material factors considered by the Board of the Target Funds’ Trust in approving the Reorganizations including, without limitation, a discussion of expenses of the Reorganizations and repositioning costs.
17.     In the Large Cap Registration Statement under the section “What are the key features of the Reorganization?”, please confirm that “and” is appropriate in the first bullet in the following phrase: “other than any liabilities and penalties.” Note that the same language in the Global Growth Registration Statement states “other than any liabilities or penalties.”
Response: The Trust confirms that “or” is more appropriate and has revised the Large Cap Registration Statement accordingly.
18.     In the third footnote following the fees and expenses table of the Large Cap Registration Statement, add “of the Acquiring Fund” to the end of the sentence that ends “daily net assets for Institutional Class shares.”
Response: The Trust has made the requested revision.

19.     In the fees and expenses table of the Global Growth Registration Statement, please revise the fee table to reflect the expense cap currently in effect for the DSM Global Growth Fund (i.e. 1.10%).
Response: The Trust has made the requested revision.
20.     In the “How do the Funds’ performance records compare?” section of the Large Cap Registration Statement, please change “indication of the risks of an investment in the Acquiring Fund” to “indication of the risks of an investment in the DSM Fund.”
Response: As stated in the previous sentence, the Acquiring Fund will adopt the performance record of the Target Fund. Accordingly, the Trust believes that the reference to Acquiring Fund is accurate.
21.     In the Global Growth Registration Statement, please define “IRA” on page 5.
Response: The Trust has made the requested revision.
22.     On page 5 of the Large Cap Registration Statement, please revise the first sentence of the “Will I be able to purchase, redeem, and exchange shares the same way?” section to match the Global Growth Registration Statement.
Response: The Trust has made the requested revision.
23. On page 7 of the Global Growth Registration Statement, in the section “Will there be any repositioning costs?”, please revise the language to more clearly indicate who will pay the repositioning costs.
Response: The Trust has made the requested revision.
24.     In the “Principal Investment Strategy” sections, please make the following revisions:
A.     In both Registration Statements, please explain supplementally why a large capitalization issuer is one with a market capitalization of $10 billion or greater at the time of purchase.
Response: Although there is no standard definition of large cap, there are a number of industry-wide publications that use the $10 billion or greater definition (see recent articles in Investopedia, The Wisdom Tree, Zacks, and U.S. News & World Report). As a result, the Trust believes that $10 billion is a reasonable floor and is consistent with the current policies of the predecessor funds.
B.     In the Global Growth Registration Statement, please revise the discussion with respect to how the Fund will invest globally. (Please refer to Investment Company Act Release 24828.)
Response: The Trust believes that the Acquiring Fund’s policy of investing, under normal market conditions, at least 30% of its assets in non-U.S. issuers and its policy of investing in at least three countries outside the United States is consistent with Commission guidance with respect to the name “global”. The Acquiring Fund’s policies are also intended to be a continuation of the policies of the predecessor funds and the referenced policies are consistent with those of the predecessor funds.
C.     In both Registration Statements, please explain the sector focus policy more clearly. Please explain supplementally the relationship between the fundamental investment limitation regarding concentration and the Funds’ industry sector focus policies.
Response: The Trust has clarified disclosure in the Registration Statements regarding the Acquiring Funds' sector focus. The Acquiring Funds' fundamental policy regarding industry concentration is related to investment in a single industry. A sector is broader and may be comprised of multiple related industries.
25.     In the “Principal Risks” section of both Registration Statements, please disclose the method by which the Funds determine which countries are emerging markets.

Response: The Trust has made the requested revision.
26.     In the “Board Approval of the Reorganization” section of the Large Cap Registration Statement, please delete the repeated phrase in the 4th line.
Response: The Trust had made the requested revisions.
27.     In the “Board Approval of the Reorganization” section of the Global Growth Registration Statement, please make the following revisions:
A.     On the top of page 12, please clarify the phrase “minimal amount of income.”
Response: The Trust has made the requested revision.
B.     In the third paragraph on page 12, please add the following parenthetical: “ (other than any liabilities or penalties incurred in connection with the termination of certain contracts of the DSM Funds not being assumed by the Acquiring Fund)”.
Response: The Trust has made the requested revision.
C.     In the fourth paragraph on page 13, please confirm that 30 business days is the appropriate reference. The Plan states that it’s ten business days.
Response: The Trust has revised the reference to ten business days.
28.    The first paragraph on page 13 of the Global Growth Registration Statement does not appear in the Large Cap Registration Statement. Please confirm whether the omission is intentional.
Response: The Trust confirms that this language has been intentionally omitted from the Large Cap Registration Statement as it is not applicable to that Reorganization.
29.     In the “Material Federal Income Tax Consequences” section of the Global Growth Registration Statement, there is various disclosure relating to distributions prior to the Reorganization and the closing of the tax year of the DSM Funds that does not appear in the Large Cap Registration Statement. Please confirm whether these differences are intentional.
Response: Please see the response to Question 7 above. These differences are intentional based on the different treatment of the Reorganizations for federal income tax purposes.
30.     In the “Pro Forma Capitalization” section of both Registration Statements, please state “None” where there is no pro forma adjustment. (The footnotes may be retained.)
Response: The requested revisions have been made.
31.     In the “Sub-Advisor and Portfolio Manager” section of each Registration Statement, please disclose that the SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the Funds.
Response: The requested disclosure has been added.
32.     In the Acquiring Fund disclosure in the “Expense Limitation Agreement” section of each Registration Statement, please add a statement that the expenses may be higher following the expiration of the expense limitation agreement.
Response: The requested disclosure has been added.

33.     In the “Choosing a Share Class” section of the Large Cap Registration Statement, please add the following sentence so that it is consistent with the Global Growth Registration Statement: “The Acquiring Fund will waive its initial minimum investment requirements with respect to shareholder accounts established in connection with the Reorganizations.”
Response: The requested revision has been made.
34.     In the last paragraph of the “Buying and Selling Fund Shares” section of each Registration Statement, please explain the phrases “proper redemption request” and “under certain circumstances”.
Response: The requested explanations have been added.
35.     In the Global Growth Registration Statement, please revise the third sentence of the “Information on Shareholders’ Rights - Shareholder Meetings and Rights of Shareholders to Call a Meeting” section so that it matches the Large Cap Registration Statement.
Response: The requested revision has been made.
36.     In both registration statements under the section “Information on Shareholders’ Rights - Submission of Shareholder Proposals”, please disclose the Professionally Managed Portfolios position regarding the submission of shareholder proposals.
Response: The requested revision has been made.
37.     In the fifth paragraph under the “Voting Information Concerning the Meeting” section of each Registration Statement, please clarify how the shareholder may withdraw his/her proxy.
Response: The requested clarification has been added.
38.     In the Large Cap Registration Statement, please correct the typo in the penultimate sentence of the fourth paragraph of the section “Additional Information About the Acquiring Fund’s Investment Strategies.”
Response: The correction has been made.
39.     In the “Receiving Sales Proceeds” section of each Registration Statement, please explain the phrase “proper request.”
Response: The requested clarification has been added.
40.    In the “Pricing of Acquiring Fund Shares” section of the Global Growth Registration Statement, please correct the typo in the last paragraph by changing “Touchstone Advisor’s” to “Touchstone Advisors’”.
Response: The requested correction has been made.
41.     In the “Other Business” section of each Registration Statement, please add “best” before “judgment.”
Response: The requested addition has been made.
42.     In Exhibit A of each Registration Statement, please remove the extra “(i)” under section 4.1(f).
Response: The requested revision has been made.
43.     In Exhibit A of the Global Growth Registration Statement, there is a Section 5.13 that does not appear in the Large Cap Registration Statement. Please confirm that this omission is intentional.

Response: The Trust confirms that this omission is intentional. Please see the response to Question 7 above.
44.    In Exhibit B of each Registration Statement, please revise the Acquiring Funds’ concentration policies to disclose concentration in a particular industry. (Please make similar revisions as necessary to the “Investment Limitations” section of each SAI.)
Response: The Trust respectfully declines to make this change. The Acquiring Fund does not have a policy of concentrating in a particular industry. See a discussion of industry concentration versus sector focus in Question 24(C) above.
Statements of Additional Information
45.     On page 1 of each SAI, please list Touchstone first to be consistent with the Proxy Statements/Prospectuses.
Response: The Trust has made the requested revisions.
46.     On page 1 of the Global Growth SAI, please add the parenthetical with respect to liabilities. See Question 27(B) above.
Response: The Trust has made the requested revision.
47.     In the “Incorporation by Reference” sections, please confirm that the correct dates of the Prospectuses and SAIs are listed.
Response: The Trust has revised the dates from 10/30/2015 to 10/31/2015.
48.     Under Appendix A - “The Trust”, please change “will offer four separate classes of shares” to “expected to offer” to be consist with the Proxy/Prospectus.
Response: The Trust has made the requested revision.
49.    Compare each “The Investment Advisor” section to the terms of the Investment Advisory Agreement and reconcile the language as appropriate.
Response: The Trust confirms that the language in each “The Investment Advisor” section is consistent with the Investment Advisory Agreement.
50.    In the “Sub-Advisor and Portfolio Manager” section of each SAI, please express the dollar range held by the portfolio manager in the options presented by Item 20(b) of Form N-1A.
Response: The Trust has made the requested revisions.
51.     In the “Sub-Advisor and Portfolio Manager” section of the Global Growth SAI, please change the heading to reflect a plural “Predecessor Funds.”
Response: The Trust has changed the heading to “DSM Funds.”
52.    In the “Portfolio Turnover” section of the Global Growth SAI, please provide the portfolio turnover for the Global Growth & Income Fund.
Response: The requested portfolio turnover has been added.
53.    In the “Federal Income Taxes” section of the Global Growth SAI, there are two paragraphs under the heading “General” that do not appear in the Large Cap SAI. Please confirm whether those two paragraphs should be added to the Large Cap SAI.

Response: Those two paragraphs have been added to the Large Cap SAI.
54.     In the “Taxes - Non-U.S. Shareholders” section of the Large Cap SAI, there is a section (iii) that appears at the end of the third paragraph that does not appear in the Global Growth SAI relating to real property interests. Please confirm whether this should be added to the Global Growth SAI.
Response: This disclosure has been added to the Global Growth SAI.

* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/ Meredyth A. Whitford

Meredyth A. Whitford

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.

EXHIBIT A

July 1, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File No. 333-211703) (the “Trust”)

Dear Ms. Sabo:

In connection with the Trust’s response to certain oral comments received from the Commission Staff on June 22, 2016, with respect to the Staff’s review of the Trust’s registration statement on Form N-14 previously filed on May 27, 2016, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer

EXHIBIT A (cont.)

July 1, 2016

Ms. Katie Sabo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:         Touchstone Strategic Trust (File No. 333-211683) (the “Trust”)

Dear Ms. Sabo:

In connection with the Trust’s response to certain oral comments received from the Commission Staff on June 22, 2016, with respect to the Staff’s review of the Trust’s registration statement on Form N-14 previously filed on May 27, 2016, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Meredyth A. Whitford, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 357-6029.

Sincerely,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer